

August 4, 2011

<u>Via E-mail</u>
Kim S. Price
President, Chief Executive Officer and Director
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

Re: Citizens South Banking Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2010
         Filed March 15, 2011
         Form 10-Q for the Fiscal Quarter Ended March 31, 2011
         Filed May 13, 2011
         File No. 0-22971

Dear Mr. Price:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 17-Fair Value Measurements, page 80</u>

1.   We note your response to Comment 12 to our letter dated May 13, 2011. Please tell us and revise future filings to disclose how old an appraisal for impaired collateral dependent loan has to be before you obtain an updated appraisal. Please be specific (i.e. six months or none months etc…).

Form 10-Q for the Period Ended March 31, 2011

Part I. Financial Information

Notes to Consolidated Financial Statements
Note 6 – Loans, page 11

2.   Please revise future filings to include the disclosures required by ASC Subtopic 310-30-50-2. Please provide the information at March 31, 2011 in your response.

Note 7 – Allowance for Loan Losses, page 17

3.   Please revise future filings to present the rollforward of the allowance for loan losses by loan segment as required by ASC Subtopic 310-10-50-11(B)c. Please provide the rollforward at March 31, 2011 in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing
   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
   · the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or David Irving, Senior Accountant, at (202) 551-3321 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                                                Sincerely,

                                                /s/Mark Webb

                                                Mark Webb
                                                Legal Branch Chief